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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46258

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reliant Trading

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 South Lake Drive
(No. and Street)

St. Francis   Wisconsin   53235
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lucas   (414)   294-7000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   New Jersey   07068
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*

OATH OR AFFIRMATION

I,_____Joseph Lucas_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Reliant Trading_____, as of _____December 31_____,20 05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public
My commission expires February 14, 20__

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent auditor's report on internal accounting control.
[ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).